UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

136635 10 9

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 136635 10 9

(1)	NAME OF REPORTING PERSONS Shawn (Xiaohua) Qu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 13,046,250 common shares[1]
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 13,046,250 common shares[1]
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,046,250 common shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.6%
(12)	TYPE OF REPORTING PERSON* IN

[1]	Includes (i) 13,030,000 common shares directly held by Mr. Qu and (ii) 16,250 common shares issuable upon the exercise of options within 60 days after December 31, 2011.

Item 1	(a).	Name of Issuer:

Canadian Solar Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

199 Lushan Road Suzhou New District Suzhou 215129 People’s Republic of China

Item 2	(a).	Name of Person Filing:

Shawn (Xiaohua) Qu

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Shawn (Xiaohua) Qu c/o Canadian Solar Inc. 199 Lushan Road Suzhou New District Suzhou 215129 People’s Republic of China

Item 2	(c).	Citizenship:

Canada

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e).	CUSIP Number:

136635 10 9

Item 3.		Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4	Ownership:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2011:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Shawn (Xiaohua) Qu	13,046,250	*	30.6%	13,046,250	*	0	13,046,250	*	0

*	Includes (i) 13,030,000 common shares directly held by Mr. Qu and (ii) 16,250 common shares issuable upon the exercise of options within 60 days after December 31, 2011.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ Shawn (Xiaohua) Qu
Shawn (Xiaohua) Qu

[Signature Page to Schedule 13G]